Exhibit 99.1

Sunlands Technology Group Announces Unaudited

Third Quarter 2021 Financial Results

Q3 net revenues increased by 9.9% year-over-year

Q3 gross billings (non-GAAP) decreased by 29.3% year-over-year

Q3 net income reached RMB92.8 million

BEIJING, November 23, 2021 -- Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), a leader in China’s online post-secondary and professional education, today announced its unaudited financial results for the third quarter ended September 30, 2021.

Third Quarter 2021 Financial and Operational Snapshots

•	Net revenues were RMB595.1 million (US$92.4 million), representing a 9.9% increase year-over-year.

•	Gross billings (non-GAAP) were RMB462.5 million (US$71.8 million), representing a 29.3% decrease year-over-year.

•	Gross profit was RMB512.0 million (US$79.5 million), representing a 14.1% increase year-over-year.

•	Net income was RMB92.8 million (US$14.4 million), compared with net loss of RMB165.8 million in the third quarter of 2020.

•	Net income/loss margin, defined as net income/loss as a percentage of net revenues, increased to 15.6% from -30.6% in the third quarter of 2020.

•	New student enrollments[1] were 93,265, representing a 33.8% decrease year-over-year.

•	As of September 30, 2021, the Company’s deferred revenue balance was RMB2,540.9 million (US$394.3 million).

1 New student enrollments for a given period refers to the total number of orders placed by students that newly enroll in at least one course during that period (including those students that enroll and then terminate their enrollment with us, excluding orders of our low-price courses). In June 2019, we introduced low-price courses, including “mini courses” and “RMB1 courses,” to strengthen our competitiveness and improve customer experience. We offer such low-price courses mainly in the formats of recorded videos or short live streaming.

“We are pleased with our third quarter financial metrics. Our net revenues grew 9.9% year-over-year to RMB595.1 million despite the evolving industry dynamics,” said Mr. Tongbo Liu, Chief Executive Officer of Sunlands. “As we resolutely executed our balanced long-term growth and profitability strategy, we recorded net income of RMB92.8 million compared with net loss of RMB165.8 million during the same period last year, notwithstanding a year-over-year decline in new enrollments and gross billings.”

“Our professional certification and skills programs continued to excel during the quarter with net revenues up 148.2% year over year and our net revenues from master’s degree-oriented programs also increased by 20.8% year over year, driven by our constant efforts to broaden our course catalog as well as strong user demand for career advancement and skills enhancement. We maintained profitability for two consecutive quarters as we enriched our course offerings to address varied student needs and optimized cost structure to enhance student acquisition efficiency with more cost-effective, innovative and regulation-compliant marketing tools. We will continue to refine these measures to build on this success and drive quality growth.”

“With China’s national policy of building a lifelong learning society in place, we are optimistic about the growth prospects of occupational education business and will contribute to this great undertaking by providing our users more premium courses with enhanced services,” concluded Mr. Liu.

Ms. Selena Lu Lv, Chief Financial Officer of Sunlands, commented, “We are encouraged by our sustained profitability in the third quarter with registered net profit reaching a new high, driven by continued year-over-year top-line growth mainly attributable to professional skills and master’s degree-oriented programs. Profits also benefitted from our efficient cost control measures, which led to a 35.2% year-over-year reduction in operating expenses. Notably, sales and marketing expenses as a percentage of net revenues decreased significantly, by 45.7 percentage points year-over-year. Going forward, we will continue to focus on operating efficiency enhancement, product mix optimization and service improvement, preparing us for opportunities and challenges ahead while pursuing sustainable growth.”

Financial Results for the third quarter of 2021

Net Revenues

In the third quarter of 2021, net revenues increased by 9.9% to RMB595.1 million (US$92.4 million) from RMB541.6 million in the third quarter of 2020. The increase was mainly driven by the year-over-year growth in gross billings since the second half of year 2020 through the first quarter of 2021.

Cost of Revenues

Cost of revenues decreased by 10.6% to RMB83.1 million (US$12.9 million) in the third quarter of 2021 from RMB92.9 million in the third quarter of 2020. The decrease was primarily due to reduced insurance-related costs incurred for our integrated online education service package purchased by students.

Gross Profit

Gross profit increased by 14.1% to RMB512.0 million (US$79.5 million) in the third quarter of 2021 from RMB448.7 million in the third quarter of 2020.

Operating Expenses

In the third quarter of 2021, operating expenses were RMB430.6 million (US$66.8 million), representing a 35.2% decrease from RMB664.1 million in the third quarter of 2020.

Sales and marketing expenses decreased by 37.9% to RMB353.5 million (US$54.9 million) in the third quarter of 2021 from RMB569.4 million in the third quarter of 2020. The decrease was mainly due to: (i) lower spending on branding and marketing activities; and (ii) declined compensation expenses related to our sales and marketing personnel.

General and administrative expenses decreased by 17.0% to RMB63.2 million (US$9.8 million) in the third quarter of 2021 from RMB76.1 million in the third quarter of 2020. The decrease was mainly due to a decrease in compensation expenses.

Product development expenses decreased by 24.7% to RMB14.0 million (US$2.2 million) in the third quarter of 2021 from RMB18.6 million in the third quarter of 2020. The decrease was mainly due to a decrease in compensation expenses.

Other Income

Other income was RMB12.9 million (US$2.0 million) in the third quarter of 2021, compared with RMB47.3 million in the third quarter of 2020. Other income for the third quarter of 2021 was mainly comprised of rental income of RMB7.0 million. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the third quarter of 2021 was RMB92.8 million (US$14.4 million), compared with net loss of RMB165.8 million in the third quarter of 2020.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB14.16 (US$2.20) in the third quarter of 2021.

Cash and Cash Equivalents and Short-term Investments

As of September 30, 2021, the Company had RMB661.2 million (US$102.6 million) of cash and cash equivalents and RMB178.8 million (US$27.7 million) of short-term investments, compared with RMB760.7 million of cash and cash equivalents and RMB517.8 million of short-term investments as of December 31, 2020.

Deferred Revenue

As of September 30, 2021, the Company had a deferred revenue balance of RMB2,540.9 million (US$394.3 million), compared with RMB3,024.4 million as of December 31, 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with information technology (“IT”) infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB1.8 million (US$0.3 million) in the third quarter of 2021, compared with RMB14.3 million in the third quarter of 2020.

Financial Results for the First Nine Months of 2021

Net Revenues

In the first nine months of 2021, net revenues increased by 18.5% to RMB1,918.9 million (US$297.8 million) from RMB1,619.2 million in the first nine months of 2020.

Cost of Revenues

Cost of revenues decreased by 0.9% to RMB286.8 million (US$44.5 million) in the first nine months of 2021 from RMB289.4 million in the first nine months of 2020.

Gross Profit

Gross profit increased by 22.7% to RMB1,632.1 million (US$253.3 million) from RMB1,329.8 million in the first nine months of 2020.

Operating Expenses

In the first nine months of 2021, operating expenses were RMB1,616.8 million (US$250.9 million), representing a 9.8% decrease from RMB1,791.8 million in the first nine months of 2020.

Sales and marketing expenses decreased by 7.0% to RMB1,409.1 million (US$218.7 million) in the first nine months of 2021 from RMB1,515.2 million in the first nine months of 2020.

General and administrative expenses decreased by 28.8% to RMB157.1 million (US$24.4 million) in the first nine months of 2021 from RMB220.7 million in the first nine months of 2020.

Product development expenses decreased by 9.4% to RMB50.7 million (US$7.9 million) in the first nine months of 2021 from RMB55.9 million in the first nine months of 2020.

Other Income

Other income for the first nine months of 2021 was RMB42.3 million (US$6.6 million), compared with RMB93.8 million in the first nine months of 2020. The decrease was primarily because value-added tax exemption offered by the relevant authorities as part of the national COVID-19 relief effort came to an end in April 2021.

Net Income

Net income for the first nine months of 2021 was RMB61.6 million (US$9.6 million), compared with net loss of RMB357.5 million in the first nine months of 2020.

Basic and Diluted Net Income Per Share

Basic and diluted net income per share was RMB9.69 (US$1.50) in the first nine months of 2021, compared with net loss per share of RMB52.85 in the first nine months of 2020.

Capital Expenditures

Capital expenditures were incurred primarily in connection with IT infrastructure equipment and leasehold improvements necessary to support the Company’s operations. Capital expenditures were RMB11.2 million (US$1.7 million) in the first nine months of 2021, compared with RMB22.3 million in the first nine months of 2020.

Outlook

For the fourth quarter of 2021, Sunlands currently expects net revenues to be between RMB590 million to RMB610 million, which would represent an increase of 0.9% to 4.3% year-over-year.

The above outlook is based on the current market conditions and reflects the Company’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to substantial uncertainty.

Exchange Rate

The Company’s business is primarily conducted in China and all revenues are denominated in Renminbi (“RMB”). This announcement contains currency conversions of RMB amounts into U.S. dollars (“US$”) solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate for September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on September 30, 2021, or at any other rate.

Conference Call and Webcast

Sunlands’ management team will host a conference call at 7:00 AM U.S. Eastern Time, (8:00 PM Beijing/Hong Kong time) on November 23, 2021, following the quarterly results announcement.

The dial-in details for the live conference call are:

International:	+1-412-902-4272
US toll free:	+1-888-346-8982

Mainland China toll free:	400-120-1203
Hong Kong toll free:	800-905-945
Hong Kong:	+852-3018-4992

Please dial in 10 minutes before the call is scheduled to begin. When prompted, ask to be connected to the call for “Sunlands Technology Group.” Participants will be required to state their name and company upon entering the call.

A live webcast and archive of the conference call will be available on the Investor Relations section of Sunlands’ website at http://www.sunlands.investorroom.com/.

A replay of the conference call will be available 1 hour after the end of the conference call until November 30, 2021, by dialing the following telephone numbers:

International:	+1-412-317-0088
US toll free:	+1-877-344-7529
Replay access code:	10162001

About Sunlands

Sunlands Technology Group (NYSE: STG) (“Sunlands” or the “Company”), formerly known as Sunlands Online Education Group, is the leader in China's online post-secondary and professional education. With a one to many, live streaming platform, Sunlands offers various degree and diploma-oriented post-secondary courses as well as online professional courses and educational content, to help students prepare for professional certification exams and attain professional skills. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the

Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

About Non-GAAP Financial Measures

We use gross billings, EBITDA, non-GAAP Operating cost and expense, non-GAAP loss from operations and Non-GAAP net loss per share, each a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes.

We define gross billings for a specific period as the total amount of cash received for the sale of course packages, net of the total amount of refunds paid in such period. Our management uses gross billings as a performance measurement because we generally bill our students for the entire course tuition at the time of sale of our course packages and recognize revenue proportionally over a period. EBITDA is defined as net loss excluding depreciation and amortization, interest expense, interest income, and income tax expenses. We believe that gross billings and EBITDA provide valuable insight into the sales of our course packages and the performance of our business.

These non-GAAP financial measures should not be considered in isolation from, or as a substitute for, their most directly comparable financial measure prepared in accordance with GAAP. A reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP measure has been provided in the tables included below. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measures to their respective most directly comparable GAAP financial measures. As gross billings, EBITDA, operating cost and expenses excluding share-based compensation expenses, general and administrative expenses excluding share-based compensation expenses, sales and marketing expenses excluding share-based compensation expenses, product development expenses excluding share-based compensation expenses, non-GAAP net loss exclude share-based compensation expenses, and basic and diluted net loss per share excluding share-based compensation expenses have material limitations as an analytical metric and may not be calculated in the same manner by all companies, it may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider gross billings and EBITDA as a substitute for, or superior to, their respective most directly comparable financial measures prepared in accordance with GAAP. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Safe Harbor Statement

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Sunlands may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Sunlands' beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but not limited to the following: Sunlands' goals and strategies; its expectations regarding demand for and market acceptance of its brand and services; its ability to retain and increase student enrollments; its ability to offer new courses and educational content; its ability to improve teaching quality and students’ learning results; its ability to improve sales and marketing efficiency and effectiveness; its ability to engage, train and retain new faculty members; its future business development, results of operations and financial condition; its ability to maintain and improve technology infrastructure necessary to operate its business; competition in the online education industry in China; relevant government policies and regulations relating to Sunlands’ corporate structure, business and industry; and general economic and business condition in China Further information regarding these and other risks, uncertainties or factors is included in the Sunlands' filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Sunlands does not undertake any obligation to update such information, except as required under applicable law.

For investor and media enquiries, please contact:

Sunlands Technology Group
Investor Relations
Email: sl-ir@sunlands.com

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
Email: sunlands@tpg-ir.com

Yang Song
Tel: +86-10-6508-0677
Email: sunlands@tpg-ir.com

SOURCE: Sunlands Technology Group

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	760,710	661,230	102,621
Short-term investments	517,815	178,765	27,744
Prepaid expenses and other current assets	117,637	164,975	25,604
Deferred costs, current	158,092	103,447	16,055
Total current assets	1,554,254	1,108,417	172,024
Non-current assets
Property and equipment, net	511,092	865,929	134,390
Intangible assets, net	1,211	3,091	480
Land use right, net	13,564	13,359	2,073
Right-of-use assets	488,877	368,161	57,138
Deferred costs, non-current	170,160	118,553	18,399
Long-term investments	64,093	64,199	9,964
Deferred tax assets	13,015	6,380	990
Other non-current assets	444,628	40,707	6,318
Total non-current assets	1,706,640	1,480,379	229,752
TOTAL ASSETS	3,260,894	2,588,796	401,776

LIABILITIES AND SHAREHOLDERS’ DEFICIT

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to
Sunlands Technology Group of RMB175,900 and RMB167,167 as of
December 31, 2020 and September 30, 2021, respectively)	607,789	525,171	81,506
Deferred revenue, current (including deferred revenue, current of the consolidated VIEs without recourse to Sunlands Technology Group of RMB435,254 and
RMB317,243 as of December 31, 2020 and September 30, 2021, respectively)	1,463,165	1,372,983	213,084
Lease liabilities, current portion (including lease liabilities, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of RMB15,833 and
RMB12,974 as of December 31, 2020 and September 30, 2021, respectively)	30,702	19,649	3,049
Payables to acquire buildings (including payables to acquire buildings of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and September 30, 2021, respectively)	61,540	-	-
Long-term debt, current portion (including long-term debt, current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and September 30, 2021, respectively)	32,500	38,654	5,999
Total current liabilities	2,195,696	1,956,457	303,638

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-continued

(Amounts in thousands, except for share and per share data, or otherwise noted)

	As of December 31,	As of September 30,
	2020	2021
	RMB	RMB	US$
Non-current liabilities
Deferred revenue, non-current (including deferred revenue, non-current of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB468,577 and RMB295,146 as of December 31, 2020 and September 30, 2021,
respectively)	1,561,278	1,167,903	181,256
Lease liabilities, non-current portion (including lease liabilities, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of
RMB340,763 and RMB325,003 as of December 31, 2020 and September 30, 2021,
respectively)	532,538	412,022	63,945
Deferred tax liabilities (including deferred tax liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB3,203 and RMB2,065
as of December 31, 2020 and September 30, 2021, respectively)	15,220	9,548	1,482
Other non-current liabilities (including other non-current liabilities of the consolidated
VIEs without recourse to Sunlands Technology Group of RMB135 and RMB963
as of December 31, 2020 and September 30, 2021, respectively)	7,664	9,308	1,445
Long-term debt, non-current portion(including long-term debt, non-current portion of the consolidated VIEs without recourse to Sunlands Technology Group of nil and nil
as of December 31, 2020 and September 30, 2021, respectively)	160,625	191,636	29,741
Total non-current liabilities	2,277,325	1,790,417	277,869
TOTAL LIABILITIES	4,473,021	3,746,874	581,507

SHAREHOLDERS’ DEFICIT
Class A ordinary shares (par value of US$0.00005, 796,062,195 shares authorized; 1,978,621 and 2,085,939 shares issued as of December 31, 2020 and September 30, 2021, respectively; 1,792,560 and 1,899,878 shares
outstanding as of December 31, 2020 and September 30, 2021, respectively)	1	1	-
Class B ordinary shares (par value of US$0.00005, 826,389 shares authorized; 826,389 and 826,389 shares issued and outstanding
as of December 31, 2020 and September 30, 2021, respectively)	-	-	-
Class C ordinary shares (par value of US$0.00005, 203,111,416 shares authorized; 4,110,248 and 4,002,930 shares issued and outstanding
as of December 31, 2020 and September 30, 2021, respectively)	1	1	-
Treasury stock	-	-	-
Additional paid-in capital	2,367,168	2,367,464	367,425
Accumulated deficit	(3,675,129)	(3,609,949)	(560,255)
Accumulated other comprehensive income	96,490	88,649	13,758
Total Sunlands Technology Group shareholders’ deficit	(1,211,469)	(1,153,834)	(179,072)
Noncontrolling interest	(658)	(4,244)	(659)
TOTAL SHAREHOLDERS’ DEFICIT	(1,212,127)	(1,158,078)	(179,731)
TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	3,260,894	2,588,796	401,776

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Three Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Net revenues	541,631	595,128	92,362
Cost of revenues	(92,928)	(83,103)	(12,897)
Gross profit	448,703	512,025	79,465

Operating expenses
Sales and marketing expenses	(569,424)	(353,508)	(54,864)
Product development expenses	(18,565)	(13,980)	(2,170)
General and administrative expenses	(76,100)	(63,156)	(9,802)
Total operating expenses	(664,089)	(430,644)	(66,836)
(Loss)/income from operations	(215,386)	81,381	12,629
Interest income	5,778	3,144	488
Interest expense	(2,838)	(3,042)	(472)
Other income, net	47,253	12,853	1,995
(Loss)/income before income tax expenses	(165,193)	94,336	14,640
Income tax expenses	(369)	(1,110)	(172)
Loss from equity method investments	(202)	(431)	(67)
Net (loss)/income	(165,764)	92,795	14,401

Less: Net loss attributable to noncontrolling interest	(80)	(2,506)	(389)
Net (loss)/income attributable to Sunlands Technology Group	(165,684)	95,301	14,790
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(24.62)	14.16	2.20
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,729,197	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Net (loss)/income	(165,764)	92,795	14,401
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(35,782)	(1,105)	(171)
Total comprehensive (loss)/income	(201,546)	91,690	14,230
Less: comprehensive loss attributable to noncontrolling
interest	(80)	(2,506)	(389)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(201,466)	94,196	14,619

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2020	2021
	RMB	RMB
Net revenues	541,631	595,128
Less: other revenues	(5,450)	(26,497)
Add: tax and surcharges	57,543	41,674
Add: ending deferred revenue	3,090,296	2,540,886
Add: ending refund liability	239,526	222,266
Less: beginning deferred revenue	(3,066,569)	(2,690,221)
Less: beginning refund liability	(202,651)	(220,745)
Gross billings (non-GAAP)	654,326	462,491

Net (loss)/income	(165,764)	92,795
Add: income tax expenses	369	1,110
depreciation and amortization	10,773	9,561
interest expense	2,838	3,042
Less: interest income	(5,778)	(3,144)
EBITDA (non-GAAP)	(157,562)	103,364

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Three Months Ended September 30,
	2020	2021
	RMB	RMB
Cost of revenues	92,928	83,103
Less: Share-based compensation expenses in cost of revenues	(17)	(39)
Non-GAAP cost of revenues	92,911	83,064

Sales and marketing expenses	569,424	353,508
Less: Share-based compensation expenses in sales and marketing expenses	(14,015)	13
Non-GAAP sales and marketing expenses	555,409	353,521

General and administrative expenses	76,100	63,156
Less: Share-based compensation expenses in general and administrative expenses	(14,128)	(67)
Non-GAAP general and administrative expenses	61,972	63,089

Operating costs and expense	757,017	513,747
Less: Share-based compensation expenses	(28,160)	(93)
Non-GAAP operating costs and expense	728,857	513,654

Loss/(income) from operations	215,386	(81,381)
Less: Share-based compensation expenses	(28,160)	(93)
Non-GAAP loss/(income) from operations	187,226	(81,474)

Net loss/(income) attributable to Sunlands Technology Group	165,684	(95,301)
Less: Share-based compensation expenses	(28,160)	(93)
Non-GAAP net loss/(income) attributable to Sunlands Technology Group	137,524	(95,394)

Net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	24.62	(14.16)
Non-GAAP net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	20.44	(14.18)

Weighted average shares used in calculating net loss/(income)
per ordinary share:
Basic and diluted	6,729,197	6,729,197
Weighted average shares used in calculating Non-GAAP net loss per ordinary share:
Basic and diluted	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for share and per share data, or otherwise noted)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Net revenues	1,619,212	1,918,934	297,814
Cost of revenues	(289,431)	(286,811)	(44,512)
Gross profit	1,329,781	1,632,123	253,302

Operating expenses
Sales and marketing expenses	(1,515,161)	(1,409,068)	(218,684)
Product development expenses	(55,930)	(50,669)	(7,864)
General and administrative expenses	(220,738)	(157,103)	(24,382)
Total operating expenses	(1,791,829)	(1,616,840)	(250,930)
Loss from operations	(462,048)	15,283	2,372
Interest income	18,915	13,157	2,042
Interest expense	(8,966)	(8,029)	(1,246)
Other income, net	93,802	42,301	6,565
Loss before income tax expenses	(358,297)	62,712	9,733
Income tax expenses	1,349	(963)	(149)
Loss from equity method investments	(528)	(155)	(24)
Net (loss)/income	(357,476)	61,594	9,560

Less: Net loss attributable to noncontrolling interest	(87)	(3,586)	(557)
Net (loss)/income attributable to Sunlands Technology Group	(357,389)	65,180	10,117
Net (loss)/income per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	(52.85)	9.69	1.50
Weighted average shares used in calculating net (loss)/income per ordinary share:
Basic and diluted	6,762,508	6,729,197	6,729,197

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB	US$
Net (loss)/income	(357,476)	61,594	9,560
Other comprehensive loss, net of tax effect of nil:
Change in cumulative foreign currency translation adjustments	(18,932)	(7,841)	(1,217)
Total comprehensive (loss)/income	(376,408)	53,753	8,343
Less: comprehensive loss attributable to noncontrolling
interest	(87)	(3,586)	(557)
Comprehensive (loss)/income attributable to Sunlands Technology
Group	(376,321)	57,339	8,900

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB
Net revenues	1,619,212	1,918,934
Less: other revenues	(16,438)	(58,208)
Add: tax and surcharges	127,300	119,873
Add: ending deferred revenue	3,090,296	2,540,886
Add: ending refund liability	239,526	222,266
Less: beginning deferred revenue	(3,228,770)	(3,024,443)
Less: beginning refund liability	(128,478)	(232,859)
Gross billings (non-GAAP)	1,702,648	1,486,449

Net loss	(357,476)	61,594
Add: income tax expenses	(1,349)	963
depreciation and amortization	31,256	28,266
interest expense	8,966	8,029
Less: interest income	(18,915)	(13,157)
EBITDA (non-GAAP)	(337,518)	85,695

SUNLANDS TECHNOLOGY GROUP

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands)

	For the Nine Months Ended September 30,
	2020	2021
	RMB	RMB
Cost of revenues	289,431	286,811
Less: Share-based compensation expenses in cost of revenues	(33)	(45)
Non-GAAP cost of revenues	289,398	286,766

Sales and marketing expenses	1,515,161	1,409,068
Less: Share-based compensation expenses in sales and marketing expenses	(14,273)	72
Non-GAAP sales and marketing expenses	1,500,888	1,409,140

General and administrative expenses	220,738	157,103
Less: Share-based compensation expenses in general and administrative expenses	(14,915)	(324)
Non-GAAP general and administrative expenses	205,823	156,779

Operating costs and expense	2,081,260	1,903,651
Less: Share-based compensation expenses	(29,221)	(297)
Non-GAAP operating costs and expense	2,052,039	1,903,354

Loss/(income) from operations	462,048	(15,283)
Less: Share-based compensation expenses	(29,221)	(297)
Non-GAAP loss/(income) from operations	432,827	(15,580)

Net loss/(income) attributable to Sunlands Technology Group	357,389	(65,180)
Less: Share-based compensation expenses	(29,221)	(297)
Non-GAAP net loss/(income) attributable to Sunlands Technology Group	328,168	(65,477)

Net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	52.85	(9.69)
Non-GAAP net loss/(income) per share attributable to ordinary shareholders of
Sunlands Technology Group:
Basic and diluted	48.53	(9.73)

Weighted average shares used in calculating net loss/(income)
per ordinary share:
Basic and diluted	6,762,508	6,729,197
Weighted average shares used in calculating Non-GAAP net loss/(income)
per ordinary share:
Basic and diluted	6,762,508	6,729,197